John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law GroupTM
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS  66211
Phone: 913.660.0778   Fax: 913.660.9157
 john.lively@1940actlawgroup.com

August 31, 2017

Ms. Deborah O’Neal-Johnson
Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	360 Funds (the “Trust”) (File Nos. 811-21726 and 333-219586)

Dear Ms. O’Neal-Johnson and Ms. Fettig:

On July 31, 2017, the Trust filed with the Securities and Exchange Commission (the “Commission”) a Form N-14 registration statement (combined proxy statement/prospectus) relating to the proposed reorganization of the Crow Point Defined Risk Global Equity Income Fund (the “Existing Fund”), a series of Northern Lights Fund Trust II, with and into the Crow Point Defined Risk Global Equity Income Fund (the “New Fund”), a series of the Trust, (the “Funds”).

We received comments separately from each of you relating to the Form N-14. The comments received from Ms. Fettig are labeled “Accounting Comments” and those received from Ms. O’Neal-Johnson are labeled “1940 Act Comments”). This letter responds to both sets of comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing an updated combined proxy statement/prospectus as a filing type, Form N-14/A. The filing will reflect the responses to the comments as described in this letter.

Accounting Comments

1.	Comment:	In the Q&A titled “How will the Reorganization affect the fees and expense that I pay as a shareholder of the Crow Point Defined Risk Global Equity Income Fund?”, please review and revise the terms of the expense limitation agreement disclosure. The Fund may only make repayments to the adviser if such repayment does not cause the fund’s expense ratio (after the repayment is taken into account) to exceed both: (1) the expense cap in place at the time such amounts were waived; and (2) the fund’s current expense cap.

Response:
The Trust respectfully disagrees with this comment. Under the operating expense limitation agreement, the Adviser has agreed to waive its fees or reimburse the Fund in order to limit the Fund’s annual operating expenses to the stated expense ratios applicable to the Fund, as calculated on a per annum basis. While the Fund attempts to estimate the amounts to be waived or reimbursed by the Adviser via accruals made throughout the year, the Fund’s expenses and asset levels will fluctuate, preventing a determination of the final annual expense ratios and, accordingly, the amounts required to be waived or reimbursed by the Adviser until the full fiscal year is completed. For example, a fund with minimal assets at the beginning of the year whose asset levels increase significantly during the year may accrue for an advisory fee waiver over the first few months of the year, but later determine that such advisory fee waiver is not actually required if the Fund’s expense ratio, as calculated on an annualized basis, is under the agreed upon limit. In this situation, despite the fact that the fund initially accrued for a fee waiver, the adviser would not actually waive any of its fees during the year.

Ms. Deborah O’Neal-Johnson
Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
August 31, 2017

Similarly, whether the Adviser may recoup its previously waived fees or Fund expenses paid cannot be determined until the full fiscal year is completed. Only if the Fund’s annual expense ratios are below the agreed upon limits is the Adviser eligible for recoupment of its previously waived fees/expenses reimbursed. Further, under the terms of the operating expense limitation agreement, such amounts are only eligible for recoupment if they are within the three fiscal years of the fiscal year that they were waived or reimbursed. As noted above, the actual waiver or reimbursement is always determined as of the end of the fiscal year. Therefore, any recoupment by the Adviser would occur within three years of that date.

The Trust confirms that it considers all applicable accounting standards for purposes of accruals and expense limitation arrangements. Additionally, the Trust confirms that it performs periodic FAS 5 analyses in the context of administering expense limitation arrangements.

2.	Comment:	In the Summary / Comparison of Shareholder Fees and Annual Fund Operating Expenses, please confirm that the fees presented for the “New Fund” represent the current fees in accordance with Item 3 of Form N-14 and that they correspond with those presented in the 485A filing made for the New Fund.

Response:	The Trust’s administrator will update fees provided in the 485A (when it files as a 485B) and those in the Form N-14 so they correspond.

3.	Comment:	In the same section as noted in Comment 2 above, please add “pro forma” next to the New Fund column.

Response:	The Trust has revised the disclosure as you have requested.

4.	Comment:	Please update the Capitalization Table to be as of a date within 30 days of the filing date.

Response:	The Trust has revised the disclosure as you have requested.

5.	Comment:	In the section titled Valuation, please quantify what is meant by “materially different” in the below sentence.

Ms. Deborah O’Neal-Johnson
Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
August 31, 2017

Applying 360 Fund’s valuation policies after the Reorganization to the New Fund is not expected to result in material differences in the New Fund’s NAV compared to applying NLFT II’s valuation policies to the Existing Fund prior to the Reorganization.

Response:
The administrator for the Trust has confirmed that the Trust’s valuation policies are not expected to result in differences in the New Fund’s NAV compared to applying NLFT’s valuation poilcies to the Existing Fund prior to the Reorganization.

6.	Comment:	Please advise if there will be a change in accountant for the Fund from the predecessor fund. If so, please confirm that the Trust will include the required change in accountant disclosure in the Fund’s next annual or semi-annual report. The Staff reminds the Trust that while this reorganization is a “shell” reorganization, the Staff considers there to be a change in accountant if the predecessor fund utilized the services of one accounting firm and the new fund following the reorganization will utilize the services of a different accounting firm.

Response:
The Fund will have a new accountant following the reorganization – BBD, LLP. The administrator of the Trust has confirmed to the Trust that it will include the appropriate change in accountant disclosure in the Fund’s next annual or semi-annual report.

7.	Comment:	Please file a delaying amendment in order to add in the May 31, 2017 financials as the financials currently included will become stale by August 31, 2017. Please also be sure to file an updated auditor consent and ensure that the auditor references the Form N-14 and not the filing of a post-effective amendment. Please also ensure that the Trust files a request for acceleration following the delaying amendment.

Response:	The Trust will ensure that the above-referenced filings are made and the correction to the auditor consent has been made.

8.	Comment:	Please check the portfolio turnover rate listed for the year ended May 31, 2017. The number appears to be from the semi-annual financials.

Response:	The Trust has revised the disclosure as you have requested. The correct portfolio turnover rate has been included.

1940 Act Comments

9.	Comment:	Please provide the Staff with the legal opinion for the issuance of shares for the New Fund prior to the N-14 becoming effective.

Response:	The Trust has provided the legal opinion separately from this response letter.

10.	Comment:	As a follow up to Comment #9 above, after review of the legal opinion, the Staff would like the sentence beginning with “We note that we are not licensed…” to be removed. Please see SLB 19 issued October 14, 2011 section II.B.(3)(b) on carve outs.

Ms. Deborah O’Neal-Johnson
Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
August 31, 2017

Response:	The Trust has revised the legal opinion as you have requested.

11.	Comment:	On the proxy card, please add a box for a shareholder to check to vote for or against adjourning the Special Meeting.

Response:	The Trust has revised the disclosure as you have requested.

12.	Comment:	Although it is noted that the Adviser will pay for the costs associated with the reorganization and the Fund will not, please provide an estimate as to those costs. This may be included under the current heading “Costs and Expenses of the Reorganization.”

Response:	The Trust has revised the disclosure as you have requested.

13.	Comment:	In the section titled “Solicitation of Proxies” on p. 42, there is an indication that the Existing Fund will bear the costs of the reorganization. Please update this to match the other disclosure in the N-14 indicate that the Adviser will pay such costs, if accurate.

Response:	The Trust has revised the disclosure as you have requested.

* * * * * *

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively